
07006622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING SECTION
MAR 2 8 2007
WASH. D.C. 210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2006 (MM/DD/YY) AND ENDING 01/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Commonwealth Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Mar West Street, Suite E
(No. and Street)

Tiburon (City) California (State) 94920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melanie K. Hoffner (415) 435-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett, David B., CPA
(Name – *if individual, state last, first, middle name*)

76 Main Street, Suite A (Address) Tiburon (City) California (State) 94920 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Melanie K. Hoffner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Commonwealth Corporation, as of January 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California
County of Marin

Subscribed and sworn to (or affirmed before) me on this 26th day of March 2007, by Melanie K. Hoffner personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

Chief Financial Officer
Title


MICHELE SALINAS
Comm. # 1428474
NOTARY PUBLIC - CALIFORNIA
Marin County
My Comm. Expires July 31, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
(415) 435-5966

Independent Auditor's Report

To the Stockholder
Pacific Commonwealth Corporation

I have audited the accompanying balance sheets of Pacific Commonwealth Corporation as of January 31, 2007 and January 31, 2006 and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for each of the two years then ended as filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements, and the supplemental schedules discussed below, are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Commonwealth Corporation at January 31, 2007 and January 31, 2006, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 23, 2007
Tiburon, California

PACIFIC COMMONWEALTH CORPORATION
BALANCE SHEETS
JANUARY 31, 2007 AND 2006

See Accountant's Audit Report

ASSETS

	2007	2006
Cash and equivalents	$ 456,824	$ 437,556
Receivable - affiliate	5,883	6,029
Investment in securities	51,000	145,830
Prepaid income taxes	1,285	2,281
Prepaid expenses	1,182	2,758
Refundable deposits	3,570	3,570
TOTAL ASSETS	$ 519,744	$ 598,024

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Deferred tax liability	$ 1,528	$ 22,433
Total Liabilities	1,528	22,433
Common stock, no par value, 10,000 shares authorized, 50 shares issued and outstanding	2,500	2,500
Additional paid-in capital	260,000	260,000
Retained earnings	250,344	248,794
Other comprehensive income - unrealized gain on securities	5,372	64,297
Total Stockholder's Equity	518,216	575,591
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 519,744	$ 598,024

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JANUARY 31, 2007 AND 2006

See Accountant's Audit Report

	2007	2006
FEE INCOME:		
Consulting	$ 15,806	$ 16,473
Gain on sale of securities	79,486	-0-
Total Income	95,292	16,473
OPERATING EXPENSES:		
Administration	105,606	11,765
Automobile	38	58
Computer expense	6	10
Dues and subscriptions	300	450
Furniture and equipment rental	154	252
Insurance	1,655	1,684
Legal and accounting	5,000	4,750
Office expense	84	79
Postage	517	540
Promotion and entertainment	20	22
Rent	490	475
Registration and assessment fees	1,906	1,711
Salaries	817	700
Taxes and licenses	17	17
Taxes - payroll	84	54
Telephone	86	71
Travel	184	260
Utilities	5	4
Total Operating Expenses	116,969	22,902
OPERATING INCOME (LOSS)	(21,677)	(6,429)
OTHER INCOME:		
Dividends	19,852	9,458
Interest	4,451	3,089
Total Other Income	24,303	12,547
NET INCOME BEFORE TAXES	2,626	6,118
TAXES ON INCOME	1,076	1,599
NET INCOME AFTER TAXES	1,550	4,519
Add: Retained Earnings, beginning of year	248,794	244,275
RETAINED EARNINGS, END OF YEAR	$ 250,344	$ 248,794

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JANUARY 31, 2007 AND 2006

See Accountant's Audit Report

	Common Stock	Paid-in Capital	Other Comprehensive Income	Retained Earnings	Total
Stockholder's equity, January 31, 2005	$2,500	$260,000	$ -0-	$244,275	$506,775
Unrealized gain on securities			64,297		64,297
Net income				4,519	4,519
Stockholder's equity, January 31, 2006	2,500	260,000	64,297	248,794	575,591
Unrealized gain on securities			(58,925)		(58,925)
Net income				1,550	1,550
Stockholder's equity, January 31, 2007	$2,500	$260,000	$5,372	$250,344	$518,216

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2007 AND 2006

See Accountant's Audit Report

	2007	2006
Cash Flows From Operating Activities:		
Net income	$ 1,550	$ 4,519
Items not affecting cash	-0-	-0-
(Increase) decrease in receivables	146	1,133
(Increase) decrease in prepaid expenses	1,576	(1,373)
(Increase) decrease in prepaid taxes	996	(2,281)
(Increase) decrease in marketable securities	94,830	(86,730)
Increase (decrease) in accrued expenses	-0-	-0-
Increase (decrease) in comprehensive income	(79,830)	86,730
Increase (decrease) in taxes payable	-0-	(481)
Net cash provided by operating activities	19,268	1,517
Cash Flows From Investing Activities:		
Net cash provided by investing activities	-0-	-0-
Cash Flows From Financing Activities:		
Net Cash provided by financing activities	-0-	-0-
Net Increase in Cash and Equivalents	19,268	1,517
Cash and Equivalents at Beginning of the Year	437,556	436,039
Cash and Equivalents at End of the Year	$456,824	$437,556

Supplemental Disclosures of Cash Flow Information:		
Cash paid for taxes	$ 2,361	$ 4,361
Interest paid on borrowing	$ -0-	$ -0-

The accompanying notes are an integral part of these financial statements.

See Accountant's Audit Report

Note 1 - Summary of Significant Accounting Policies

Description of Operations

Pacific Commonwealth Corporation, the Company, operates as a registered securities broker/dealer and financial advisor. Its business activities consist of structuring and underwriting new issue securities, trading securities and providing financial advisory services to public and private sector clients. Pacific Commonwealth Group, Inc., a holding company, owns all of the Company's stock.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition

Fees and commissions are recognized as income when contractual obligations are satisfied and the income is reasonably determinable.

Financial Instruments

For purposes of the statement of cash flows, cash equivalents are short-term highly liquid investments that are readily convertible to a known amount of cash, have an original maturity of 90 days or less, and present an insignificant risk of change in value because of interest rate changes. Cash and cash equivalents are carried at approximate fair value because of the short period to maturity of the instruments.

Securities classified as available-for-sale may be sold for any purpose. Available-for-sale securities are carried at market value and securities not readily marketable are valued at fair value as determined by management. The difference between cost and market (or fair value) is reflected in the unrealized gain (loss) account, a component of comprehensive income, whereas realized gains and losses are recognized in the Company's net income.

The Company maintains a separate bank account, as required by the Securities and Exchange Commission rule 15(c)3-3, not subject to bank set-off privileges in order to transact customer trades.

Comprehensive Income

The Company follows the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was issued in 1998. FAS 130 governs the financial statement presentation of changes in a shareholder's equity resulting from non-owner sources. Comprehensive income for the year ended January 31, 2007 reflects the unrealized gain on available-for-sale securities.

These notes are an integral part of these financial statements.

See Accountant's Audit Report

Note 1 - Summary of Significant Accounting Policies - Continued

Income Taxes

Income tax expense may differ from the actual amount payable due to net operating loss carrybacks or carryforwards, and the unrealized gain or loss on marketable securities being recognized for financial statement purposes and not for income tax purposes. The resulting difference affects the deferred tax asset or liability accounts and represents the net change in deferred income tax expense (benefit).

Related Party Transactions

The Company shares office space with other corporations related through common ownership. Certain costs such as rent, salaries and office expenses are incurred in common by all companies. The Company is allotted a share of these monthly expenses based upon management's estimate of the work done by each entity. Management believes this allocation is reasonable and appropriate under the circumstances. The Company also receives consulting income from its affiliated corporation. There is no way to determine what the financial condition and results of operations would be if the Company operated as an independent company.

Note 2 - Administration

Administration charges reflect amounts paid to the Company's parent holding company for operating expenses and charges

Note 3 - Taxes on Income

The components of the income tax expense account are as follows:

	2007	2006
Federal Income Tax	$ 276	$ 799
State Income Tax	800	800
Total Income Tax Expense	$1,076	$1,599

Note 4 - Commitments and Contingencies

The Company signed a three-year lease, subject to two one-year options, on its present office located in Tiburon, California on October 1, 2005. The minimum lease payment for the remainder of this lease is now $61,880, but as it shares office space with affiliated companies (see Note 1), its actual rental obligation may be substantially less than its contractual obligation.

In the opinion of management there are no pending lawsuits or other contingencies, which will have a material effect on the Company's financial position.

These notes are an integral part of these financial statements.

See Accountant's Audit Report

Note 5 - Credit Risks and Fair Value of Financial Instruments

The Company's financial instruments that are subject to concentration of credit risk consist primarily of cash, cash equivalents and investment securities.

Cash

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. It believes that it is not exposed to any significant credit risk on cash due to the financial strength of the institutions it maintains its deposits with.

Cash Equivalents

The Company invests its excess cash in money market accounts and short-term securities, and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity.

Investment Securities

For securities held for investment purposes, fair values are estimated by management based on relevant market information and information about the securities.

The fair value estimates discussed above are made at a specific point in time and involve significant judgement and certain assumptions. In addition, the tax ramifications related to the realization of any unrealized gains and losses have not been considered in the estimates.

Note 6 - Net Capital Requirements

The Company is subject to the revised Securities and Exchange Commission (SEC) Uniform Net Capital Rule, Rule 15(c)3-1, which requires broker/dealers engaged in a general securities business to maintain a minimum net capital of $250,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At January 31, 2007, the Company had net capital of $491,760 and an aggregate indebtedness to net capital ratio of .0031 to 1

PACIFIC COMMONWEALTH CORPORATION

SUPPLEMENTARY INFORMATION

January 31, 2007

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
(415) 435-5966

Independent Auditor's Report on Internal Control Structure Required by Securities and Exchange Commission (SEC) Rule 17a-5

To the Stockholder
Pacific Commonwealth Corporation

I have audited the financial statements of Pacific Commonwealth Corporation for the period ended January 31, 2007 and have issued my report thereon dated March 23, 2007. In planning and performing the audit I made a study and evaluation of the system of internal accounting control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of compliance that I considered relevant to the objectives stated in rule 17a-5 in their making the periodic computations of their aggregate indebtedness and their net capital. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities I did not review practices that would relate to those activities.

The management of the Company is responsible for establishing and maintaining internal control. Two of the objectives of internal control are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from a misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Furthermore, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended January 31, 2007, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that I believe to be material.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 23, 2007
Tiburon, California

David Brunn

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
(415) 435-5966

Reconciliation of Net Capital With Company's Computation

To the Stockholder
Pacific Commonwealth Corporation

I have examined the financial statements of Pacific Commonwealth Corporation for the period ended January 31, 2007 and have issued my report thereon dated March 23, 2007. As required by Rule 15(c)3-1 of the Securities and Exchange Commission, I made a comparison and reconciliation of the Company's net capital as reflected on its January 31, 2007 audited financial statement with the amount reported on its January 31, 2007 FOCUS report.

As the attached calculation indicates, the amount previously reported on the Company's FOCUS report is $1,528 more than that reflected on its audited financial statement. The difference is attributable to the calculation of year-end taxes.

A summary of the differences is as follows:

	Audit	FOCUS	Diff
Net stockholder's equity	$ 518,216	$ 518,459	$ (243)
Less: Non-allowable asset items	11,920	10,635	(1,285)
Haircuts	14,536	14,536	-0-
Net Capital	$ 491,760	$ 493,288	$ (1,528)

David Bennett

March 23, 2007
Tiburon, California

PACIFIC COMMONWEALTH CORPORATION
COMPUTATION OF NET CAPITAL
IN ACCORDANCE WITH RULE 15(c)3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2007

AGGREGATE INDEBTEDNESS

Total liabilities for net capital purposes	$1,528
Less: deductions and/or changes	-0-
Total Aggregate Indebtedness	$1,528

NET CAPITAL

Total capital (stockholder's equity) per balance sheet	$ 518,216
Less: non-allowable asset items	11,920
haircuts on securities	14,536
Total Net Capital	$ 491,760

NET CAPITAL REQUIREMENT

Net capital from above	$ 491,760
Minimum net capital requirement	250,000
Excess Net Capital	$ 241,760

PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL .31%

RECONCILIATION OF DIFFERENCE IN NET CAPITAL AS REPORTED BY INDEPENDENT AUDITOR AND BY BROKER/DEALER ON FOCUS REPORT

Net capital as reported by auditor	$ 491,760
Net capital as reported on FOCUS report	493,288
Difference	$ (1,528)

END